UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  April  2009

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Acquisition

15 April 2009

PEARSON TO ACQUIRE
WALL STREET
 ENGLISH:
TAKES LEADING POSITION IN ENGLISH LANGUAGE EDUCATION IN
CHINA

Pearson, the international education and information company, today announces the acquisition, for $145m in cash, of Wall Street English from parent company Wall Street Institute, which is majority-owned by global private equity firm The Carlyle Group.

Wall Street English is
China
's leading provider of premium English language training to adults. Launched in 2000, it teaches approximately 35,000 students at 39 company-owned training centers in seven cities including
Beijing
,
Shanghai
,
Guangzhou
 and Shenzhen. It provides English language instruction and practice to university students and professionals - paid for either by the individual or their employer - through a blend of computer-based learning and face-to-face tutorials. Between 2006 and 2008 it achieved compound annual revenue growth of more than 40%, and expects to generate approximately $70m in sales this year.

Pearson entered the English language training market in
China
 in 2008 through the acquisitions of
Learning

Education

Center
 and Dellenglish, which focus on school and college-aged students as well as adults. There are now 27 Pearson-owned training centers in
Beijing
 and
Shanghai
, operating under the Longman Schools brand and drawing on Pearson's global English language training materials and digital learning programmes.

The combination of
Longman

Schools
 and Wall Street English gives Pearson a leading position in the English language teaching market in
China
, serving students from elementary school to professional levels. It makes Pearson
China
's second-largest private language training company by revenues, based on Pearson estimates, and takes Pearson's annual education sales in
China
 (excluding
Hong Kong
) to more than $100m. Pearson expects English language teaching in
China
 to remain a good growth market, despite the global economic downturn, driven by powerful trends including the growth and globalisation of the Chinese economy, high levels of private spending on education and the importance of English language skills to careers and earning prospects.

Following the acquisition, Pearson intends to combine
Longman

Schools
 and Wall Street English into one business with shared marketing, advertising, customer support, technology and back office services. It will integrate Pearson's content, assessment and technology into the Wall Street English instructional process, and retain the Wall Street English brand, which has high recognition and a strong reputation in its key markets. Pearson plans to invest to open new Wall Street English training centers in additional cities across
China
, and to use the Wall Street English network and capabilities as a platform for expanding Pearson's wider professional education businesses. Pearson expects the acquisition to enhance adjusted earnings per share in 2010, its first full year, and to enhance adjusted EPS and generate a return above Pearson
'
s cost of capital from 2011.

John Fallon, chief executive of Pearson's Internat
ional Education business, said:
"There will soon be two billion people speaking English around the world, and China is absolutely central to our plans to build on Pearson's position as the world's leading provider of English language teaching services. Wall Street English is a successful company with high-quality educational programmes, strong management, a premium brand, good cash flow and margins, and excellent growth prospects. It will be able to draw on the full range of Pearson's assets and resources to do even more to help China's young professionals acquire the skills they need to progress in their lives and careers. It also helps to establish Pearson as a major player in one of the most exciting and dynamic education markets anywhere in the world."

ENDS

For more information:

In
London
:
Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith
    + 44 (0) 207 010 2310

In
Beijing
:
Elizabeth Knup

 +86 10 6409 6767 x 800

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   15 April, 2009

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary